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                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                                  ENDORSEMENT

                    ALTERNATIVE CASH SURRENDER VALUE BENEFIT


Effective as of the Policy Date, the following provision is added to and made a part of the Cash Surrender Value and Partial Withdrawal Section of this policy:

You are eligible to receive the Alternative Cash Surrender Value provided that the policy has not been assigned, and that the Owner has not been changed, unless that change (1) was the result of a merger or acquisition and the Successor Owner was your wholly owned subsidiary or a corporation under which you were a wholly owned subsidiary on the date ownership changed, or (2) was to a Trust established by you for the purposes of providing employee benefits.

The Alternative Cash Surrender Value will be equal to the policy's Cash Value plus the value of the Deferred Premium Load Account less any policy debt through the date of surrender. We will credit interest on any amount placed in the Deferred Premium Load Account. The value of the Deferred Premium Load Account during the first Policy Year is equal to the cumulative Sales Expense Charge, State Tax Charge and Federal Tax Charge collected during the first Policy Year and interest credited on these amounts. The Deferred Premium Load Account will be amortized on the Policy Anniversary. The amortized amount will be the value of the Deferred Premium Load Account on that date multiplied by the applicable percentage from the following schedule.

        Policy Anniversary 1   [11.1%]   Policy Anniversary 6      [25.0%]
        Policy Anniversary 2   [12.5%]   Policy Anniversary 7      [33.3%]
        Policy Anniversary 3   [14.3%]   Policy Anniversary 8      [50.0%]
        Policy Anniversary 4   [16.7%]   Policy Anniversary 9      [100.0%]
        Policy Anniversary 5   [20.0%]   [Policy Anniversary 10    100.0%]

The Deferred Premium Load Account value on each Monthly Deduction Day on or after the first Policy Anniversary will be equal to (a) minus (b) plus (c) plus
(d), where:

(a) is the value of the Deferred Premium Load Account as of the prior Monthly Deduction Day; and

(b)     is the amount amortized; and

(c) is a percentage of the cumulative Sales Expense Charge, State Tax Charge and Federal Tax Charge collected since the last Monthly Deduction Day, including the current Monthly Deduction Day, shown on the following schedule; and

        Policy Year 2          [88.9%]   Policy Year 7             [75.0%]
        Policy Year 3          [87.5%]   Policy Year 8             [66.7%]
        Policy Year 4          [85.7%]   Policy Year 9             [50.0%]
        Policy Year 5          [83.3%]   Policy Year 10            [0.0%]
        Policy Year 6          [80.0%]

(d)     is the interest credited for the prior month.


The interest credited to the Deferred Premium Load Account at any time will be based on a rate of interest, which we declare periodically. Such rate will be declared at least annually.






8754-04
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              ALTERNATIVE CASH SURRENDER VALUE BENEFIT ENDORSEMENT
                                  (continued)



The value of the Deferred Premium Load Account is zero on or after the [9th] Policy Anniversary or upon lapse of the policy.

The Alternative Cash Surrender Value is not available to support Monthly Deduction Charges or for purposes of a loan or partial withdrawal.



                                           NEW YORK LIFE INSURANCE
                                           AND ANNUITY CORPORATION

/s/ Catherine A. Marrion                   /s/ Frederick J.Sievert
------------------------                   -----------------------
     Secretary                                   President







8754-04